Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

ABN: 82 010 975 612

PRELIMINARY FINAL REPORT

FOR THE YEAR ENDED

30 June 2014

PRELIMINARY FINAL REPORT: 30 June 2014

The following information is provided to the ASX under Listing Rule 4.3A.

The Board of Progen Pharmaceuticals Limited announce the results of the consolidated entity for the year end 30 June 2014 including comparative information for the year ended 30 June 2013. The results as reported have been audited.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities Revenue increased 63.9% to $5,753,570.
Loss from ordinary activities after tax attributable to members Loss down 13.6% to $1,806,945.
Loss for the period attributable to members Loss down 13.6% to $1,806,945.
Explanation of the loss from ordinary activities for the period attributable to members Refer to the Directors Report which follows this announcement under Item 3. “Results and Review of Operations.”
Dividends The Company has not declared nor paid any dividends.
Net Tangible Assets per security Net tangible assets per security at 30 June 2014 amounted to $0.14 (2013: $0.18).

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ABN 82 010 975 612 and the entities it controlled during the year ended 30 June 2014.

1.	Directors

The names of the company’s directors in office during the year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Indrajit Arulampalam	Executive Chairman, appointed 29 November 2013.
Mr Heng Hsin Tang	(Non-Executive Director until 11 July 2013, Acting Managing Director, appointed 12 July 2013 until 29 November 2013, Managing Director of PharmaSynth, appointed 14 May 2014)
Dr Hongjen Chang	(Non-Executive Director, appointed 28 November 2013)

Dr Woei-Jia Jiang	(resigned 12 July 2013)

Mr Stuart James	(retired 28 November 2013)

2.	Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2014 (2013: Nil).

3.	Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.	Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and
2.	The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2014 was a loss of $1,806,945, being a decrease of 13.6% over the prior year loss of $2,092,134.

The decrease in the loss for 2014 of $285,189 is mainly attributed to the significant increase in contract manufacturing revenues of the manufacturing division of $2,243,467 despite an increase in research and development costs of $454,248 and increase in administrative and corporate expenses of $386,060. The gross profit rate achieved during the year was 55% (2013: 35%) largely as a result of manufacturing efficiency as well as the increase in revenue.

3.	Results and Review of Operations (cont’d)

The following table summarises the consolidated results:

	% Change	2014 $	2013 $
Revenue	63.9	5,753,570	3,510,103
Cost of Sales	(14.0)	(2,591,968)	(2,272,807)
Other income	(19.1)	694,888	858,987
Research and development expenditure	(48.3)	(1,394,409)	(940,161)
Manufacturing expenditure	(69.6)	(2,103,622)	(1,240,079)
Administrative and corporate expenses	(21.9)	(2,141,309)	(1,755,249)
Other expenses	90.5	(24,095)	(252,928)
Operating loss	(13.6)	(1,806,945)	(2,092,134)

Earnings/ (Loss) per Share and Net Tangible Assets per Share

	% Change	2014 cents	2013 cents
Basic and diluted loss per share	(56.3)	(3.3)	(7.5)
Net tangible assets per share	(17.6)	14.5	17.6

Management Discussion and Analysis

Revenue and Other Income

Interest income increased 15.0% to $222,619 (2013: $193,822) during fiscal year 2014 primarily due to increase in cash and cash equivalents.

License fee revenue (assignment fees) of $120,000 was realised in 2014 (2013: $500,000) arising from the assignment of intellectual property rights to Beta Therapeutics for know-how on novel heparanase inhibitor small molecules. License fee revenue in 2013 pertained to upfront fees of the license agreement with the Company’s licensee, Medigen Biotechnology Corporation for the development and commercialisation of PG545.

Other income decreased 19.1% to $694,888. Research and development refund benefits of $613,503 (2013: $723,278) was received during the financial year as a result of the new Research and Development Tax Incentive Scheme. The decrease was due to less research and development expenses in 2013 than in 2012. Further in2013, there were PI-88 consultancy fees charged to Medigen and an insurance refund was claimed for the company’s storm damaged assets.

		2014	2013
	% Change	$	$
Revenue and other income
Manufacturing	92.1	5,410,951	2,816,281
License fee revenue	(76.0)	120,000	500,000
Interest revenue	14.9	222,619	193,822
Other income	(19.1)	694,888	858,987
Total revenue and other income	47.6	6,448,458	4,369,090

3.	Results and Review of Operations (cont’d)

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the year were:

1.	Preclinical development of PG545;
2.	Establishment of Phase 1a clinical trial of PG545; and
3.	Characterisation and development of the manufacturing route for PG545;

Research and Development

Research and development expenditure increased 48.3% to $1,394,409 during the year ended 30 June 2014, primarily due to additional R&D staff hired during the year and the commencement of a Phase 1 multi-centre study to test the safety and tolerability of intravenously-infused PG545 in patients with advanced solid tumours.

The company expended $1,237,788 on the development of its anti-cancer compound PG545 (2013: $829,592). Final expenditure of $8,240 was incurred on the PI88 Phase 2 Melanoma trial (clinical study results were announced in October 2012).

Manufacturing

PharmaSynth operates a “currently Good Manufacturing Practices” (cGMP), certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries.

Revenues earned by the manufacturing division significantly increased 92.1% to $5,410,951 in 2014 (2013: $2,816,281) due mainly to increase in manufacturing contracts obtained from the group’s licensee, Medigen Biotechnology Co. and from two regular large customers.

The net operating results of the manufacturing segment increased to an operating income of $715,361 (2013: $696,604 loss).

Liquidity

The Company ended the financial year with cash and cash equivalents and held-to-maturity investments totalling $5,596,215 compared with $8,562,774 at the previous year-end. Progen did not raise additional funds during 2014.

Cash and cash equivalents at 30 June 2014 were represented by of a mix of highly liquid interest bearing investments with maturities of up to 180 days and deposits on call.

Cash Flows

Cash of $2,498,474 was disbursed during the year to fund consolidated net operating activities, compared to $2,560,376 in 2013. The decrease was due to higher disbursements during 2014 despite increase in volume of trade collections.

Funding Requirements

The group expects to incur substantial future expenditure in light of its clinical oncology programs. At present, Progen has undertaken to continue nonclinical development and the Phase 1a clinical development of PG545. In December 2013, the group commenced the Phase 1a clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using an intravenous route of administration. Future manufacturing to produce GMP batches of PG545 will be required for trials beyond the current Phase 1a clinical trial. Assuming PG545 is able to proceed to Phase 1b/and or Phase 2 clinical trials in 2015, the initiation of such studies will be subject to the group obtaining non-dilutive funding such as government research grants and/or undertaking capital raising to fund this further clinical development. The group will also continue to provide assistance for the further development of PI-88 to Medigen Biotechnology Corporation, the group’s licensee.

Future cash requirements will depend on a number of factors, including the scope and results of nonclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

3.	Results and Review of Operations (cont’d)

Liquidity (cont’d)

The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 24 months from the date of this report. This excludes capital requirements outside of normal operating activities.

4.	Significant Changes in the State of Affairs

(i)	Corporate restructure

Dr. Woei-Jia Jiang resigned as Non-executive Director in July 2013. On the same date, Mr. Indrajit Solomon Arulampalam was appointed as a Non-executive Director. Mr. Heng Tang was also appointed as the Acting Managing Director.

At the Annual General Meeting on 28 November 2013, Mr Stuart James retired as Non-Executive Chairman. Following this, Mr. Indrajit Arulampalam was appointed as Non-Executive Chairman and Hongjen Chang was appointed as Non-Executive Director.

On 14 May 2014, Mr. Heng Tang became Managing Director of wholly-owned subsidiary, PharmaSynth Pty Ltd.

(ii)	Beta Therapeutics Assignment Agreement

On 3 December 2013, Progen entered into an Assignment Agreement with Beta Therapeutics Pty Limited (“BT”). Under the deal, Progen received payment from BT for assignment of intellectual property know-how on novel heparanase inhibitor small molecules.

The intellectual property assignment allows BT to develop the know-how for use in the diagnosis, prevention or treatment and all pathologies and symptoms associated with:

●	Type 1, Type 2 or gestational diabetes; and
●	Inflammation or autoimmune disorders.

Progen receives a perpetual, irrevocable, worldwide, royalty free license back from BT to use the know-how in all other fields including oncology. Each party will retain ownership to any improvements made to the know-how for use in any field such as developing the hits with medicinal chemistry into lead compounds for pre-clinical and clinical testing. The rest of the terms of the Assignment Agreement are in line with industry standards but are subject to commercial confidentiality.

5. Significant Events after the Balance Date

Interim Phase III results for PI-88

On 28 July 2014, Medigen Biotechnology Corp. announced the results of the interim analysis carried out on the Phase III PATRON clinical trial for PI-88. The interim analysis results indicated that PI-88 did not meet the primary endpoint of Disease Free Survival, and that further analysis of the data will be conducted by an independent medical imaging company in the US, BioClinica. It is now expected that this analysis by BioClinica of the patient’s CT and magnetic resonance data will be conducted by the end of the year, and will be an important reference for the efficacy of PI-88.

Medigen is continuing with the PI-88 Phase III PATRON clinical trial. Medigen is expecting to complete the final analysis on the total targeted recurrent 218 patients in 2015 which encompasses a review of both the primary and secondary endpoints. The primary and secondary efficacy endpoints for the Phase III PATRON clinical trial for PI-88 are:

1.	Disease Free Survival;
2.	Time To Recurrence;
3.	Tumour Recurrence Rate; and
4.	Overall Survival.

The outcome of the PI-88 PATRON Phase III trial will affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

6.	Likely Developments and Expected Results

The likely developments in the year ahead include:

(i)	Continuation of nonclinical studies and Phase 1 clinical trial study relating to the company’s lead candidate, PG545;
(ii)	Providing necessary support to Medigen Biotechnology Corporation for the PI-88 License and Collaboration Agreement;
(iii)	Drive progress and increase profitability in the company’s manufacturing business

7.	Directors – Qualifications, Experience and Special Responsibilities

Directors and company secretary in office at the date of this report

Mr Indrajit Solomon Arulampalam

Executive Chairman (appointed 29 November 2013)

Audit Committee Chair, Remuneration Committee Chair

Mr. Arulampalam who is the current Chairman of Euro Petroleum Limited (Australian public company) is a Melbourne based businessman with over 20 years of extensive experience in corporate restructuring, capital raising, listing and running of public companies on the ASX. Having started his career in Accounting, he spent more than 8 years with Westpac Banking Corporation in several key operational and strategic Banking roles before joining boards of public companies.

In 2004 Mr. Arulampalam was head hunted by Newsnet Ltd as its CEO to assist in the restructuring of the company, and to position it for an IPO. Since this appointment he was responsible for guiding the company through a successful restructure and positioned Newsnet as a leading innovator in the messaging/telco space to be recognised by the 2006 Australian Financial Review MIS Magazine as one of the “Top 25 global rising stars”.

In May 2010, Mr. Arulampalam co-founded ASX listed potash mining and exploration company Fortis Mining Ltd (ASX: FMJ). As the Executive Chairman, he was instrumental in the company's acquisition of world class potash assets in Kazakhstan, a monumental deal which ultimately led to the company being awarded “IPO of the Year 2011”.  Mr. Arulampalam was also previously the Chairman of ASX listed companies Great Western Exploration Ltd (ASX: GTE) and Medicvision Limited (ASX: MVH)

Mr Heng Hsin Tang BENG(Hons) MBA

Executive Director

Audit Committee Member, Remuneration Committee Member

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years of experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

7.	Directors – Qualifications, Experience and Special Responsibilities (cont’d)

Directors and company secretary in office at the date of this report (cont’d)

Dr. Hongjen Chang

Non-Executive Director (appointed 29 November 2013)

Audit Committee Member, Remuneration Committee Member

Dr Chang is an experienced life sciences venture capitalist and is known for his expertise in systems. He is currently the Chairman and CEO of YFY Biotech Management Company (“YFY”) and President and CEO of Taiwan Global Biofund (“TGB”). YFY is one of the leading biotechnology investment companies in Taiwan and manages TGB, a ~US$70 million fund, and SME BioFund, a government sponsored matching fund. Dr Chang has sixteen years’ experience in government in the Department of Health, Taiwan holding a variety of positions including Deputy Minister, President and CEO of the Bureau of National Health Insurance and Director General of the Center of Disease Control. Dr Chang has a medical degree from National Yang-Ming Medical College, a Master of Science in Public Health from National Taiwan University, and a Master of Health Policy and Management from Harvard School of Public Health.

Mr Blair Lucas, BA (Hons), LLB, GradDipEd (Sec), ACIS

Company Secretary

Mr Lucas has served as Company Secretary and in-house counsel for a number of private and public companies in both China and Australia. He has an in-depth knowledge of the Australian corporate regulatory environment and significant practical experience in China, including various capital raisings, cross-border transactions, and corporate and commercial law. Blair holds an LLB, a BA (Hons) in Chinese and is a member of Chartered Secretaries Australia.

Directors who were in office during the year, but not at the date of this report

Mr Stuart James BA Honours

Independent Non-Executive Chairman (retired 28 November 2013)

Audit Committee Member, Remuneration Committee Member

Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector. Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW). Mr James most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma. He is a Member of the Supervisory Board of Wolters Kluwer NV and a member of the Advisory Board of Gresham Private Equity Ltd. Mr James is Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd.

Dr Woei-Jia Jiang (resigned 12 July 2013)

Audit Committee Member, Remuneration Committee Member

Dr Jiang is a bio-entrepreneur with more than 20 years’ experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Currently he is the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments.  Dr. Jiang was a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd., a subsidiary of Alchemia Limited. Dr. Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

8.	Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Indrajit Solomon Arulampalam	40,000	-
Heng Hsin Tang	117,354	-
Hongjen Chang	-	-

9.	Directors’ Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

	Directors’ meetings		Audit committee meetings		Remuneration committee meetings
Name	A	B	A	B	A	B
Stuart James	12	12	2	2	1	1
Heng Tang	12	12	2	2	1	1
Woei-Jia Jiang	1	1	-	-	-	-
Indrajit Solomon Arulampalam	12	12	1	1	1	1
Hongjen Chang	7	7	-	-	-	-

Key:	A :	Number of meetings attended
	B :	Number of meetings held during the time the director held office or was a member of the committee

10.	Remuneration Report (audited)

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company.

Details of the key management personnel

(i)	Directors
I. S. Arulampalam	Executive Chairman (appointed 29 November 2013)
S. James	Non-executive Chairman (retired 28 November 2013)
H.H. Tang	Non-executive Director (until 12 July 2013), Acting Managing Director (appointed 12 July 2013 until 14 May 2014), Managing Director of Pharmasynth (appointed 14 May 2014)
H. Chang	Non-executive Director (appointed 29 November 2013)
W.J. Jiang	Non-executive Director (resigned 12 July 2013)

(ii)	Executives
F. Lankesheer	Director – Business Development and Legal
L. Tillack	Chief Executive Officer – Pharmasynth
B. Lucas	Company Secretary
L. Horobin	General Manager- Finance
K. Dredge	Director – Drug Development (appointed 19 August 2013)

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue, except as noted above.

A. Principles used to determine the nature and amount of remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

●	competitiveness and reasonableness;
●	acceptability to shareholders;
●	performance linkage/alignment of executive compensation;
●	transparency; and
●	capital management.

Remuneration packages may include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive Director Remuneration

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 28 November 2013.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 per annum as approved by shareholders at the 2007 AGM.

As of 23 July 2014, fees paid to non-executive directors’ range from a total aggregate amount of $60,000 to $80,000 per annum for each non-executive director, inclusive of board committee fees. The fees paid to the non-executive Chairman amount to $75,906, inclusive of board committee fees. Members of the board committees receive a total aggregate amount of $60,000 each per annum.

10. Remuneration Report (audited) (cont’)

Non-executive Director Remuneration (cont’d)

Retirement allowances are not paid to non-executive directors other than contributing superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees.

The remuneration of non-executive directors for the periods ended 30 June 2014 and 30 June 2013 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

●	fixed remuneration including base pay and benefits; and
●	variable remuneration including performance related bonuses and equity plans.

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

Fixed remuneration is generally reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

The Company does not pay retirement benefits to any senior executives other than contributing superannuation to the senior executives’ fund of choice. This benefit forms part of the senior executives’ base remuneration.

The fixed remuneration component of executives is detailed in table 2.

Performance related bonuses

Performance related bonuses to eligible executives of $5,484 were paid in 2014 financial year (2013: $18,640).

Retention Bonus

No retention bonuses were paid throughout the 2014 financial year.

Retirement benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans

The company is able to issue share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth.

Information on all options vested during the year is detailed in table 3 and further detail of the plan is in note 12.

Group Performance

In considering the consequences of the Company’s performance on shareholder wealth the Board are focused on total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price rather than the payment of dividends. Given the current stage of the Company’s development, it has never paid a dividend and does not expect to in the near future.

10. Remuneration Report (audited) (cont’d)

Group Performance (cont’d)

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2014	2013	2012	2011	2010
Share price at end of year	$0.80	$0.22	$0.14	$0.23	$0.40
Change in share price	$0.58	$0.08	$(0.09)	$(0.17)	$(0.45)
Market capitalisation at end of year plus amounts distributed to shareholders during the year	$44,228,252	$12,162,769[1]	$3,459,274	$5,683,092	$9,883,639
Change in market capitalisation	$32,065,483	$8,703,495	$(2,223,819)	$(4,200,546)	$(49,516,094)
Total Key Management Personnel remuneration	$1,110.868	$878,077	$1,205,563	$1,916,518	$1,285,875

1 Rights issue and share placement of $6,421,005.

The graph below shows the movement in Progen’s share price at 30 June of each year plotted against executive remuneration for the past five years. Total executive remuneration increased 124% in 2014 over the corresponding period due to strengthening of the company’s board and management. In addition executives were issued stock options of $24,801 in 2014 composing 3.5% of the total key management personnel remuneration (See Table 2).

At the last Annual General Meeting (AGM), adoption of the Remuneration Report Resolution was not carried (by 64.6% of the votes cast).

The Directors believe that the base remuneration of the Board and executives reflects market compensation for these roles.

Short Term Incentives (STI) for Directors and Key Management for the financial year 2014 financial year was limited to one employee and amounted to $5,484 (2013: $18,640).

During the financial period ended 30 June 2014 the Group engaged Guerdon Associates Pty Ltd (‘Remuneration Consultant’) to design equity plans for non-executive and executive directors. The Remuneration Consultant was paid $12,780 for these services. The engagement of the Remuneration Consultant was based on a documented set of protocols that would be followed by the Remuneration Consultant, members of the Remuneration Committee and members of the KMP for the way in which remuneration recommendations would be developed by the Remuneration Consultant and provided to the Board. The protocols included that the remuneration recommendations were provided directly to a non-executive director and not provided to a person who was not a non-executive director. These arrangements were implemented to ensure that the Remuneration Consultant would be able to carry out its work and form recommendations, free from undue influence by members of the KMP about whom the recommendations may relate. The Remuneration Consultant has confirmed that the remuneration recommendations were made free from undue influence by the Group’s KMP. The Board is satisfied that these protocols were followed and as such there was no undue influence.

10.     Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel

Table 1: Directors’ remuneration for the year ended 30 June 2014.

		Short term			Post- employment	Long term benefits	Share-based payment
Directors		Salary and fees[6] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[7] $	Options $	Total $
Stuart James[1]	2014	94,375	-	-	-		-	94,375
	2013	225,469	-	-	4,767		-	230,236
Indrajit Arulampalam[2]	2014	75,906	-	-	-		-	75,906
	2013	-	-	-	-		-	-
Woei-Jia Jiang[3]	2014	3,360	-	-	311		-	3,671
	2013	89,285	-	-	8,036		-	97,321
Heng Tang[4]	2014	177,771	-	-	15,804	225	-	193,800
	2013	75,568	-	-	-		-	75,568
Hongjen Chang[5]	2014	35,231	-	-	-		-	35,231
	2013	-	-	-	-		-	-
Total - Non-Executive Directors	2014	386,643	-	-	16,115	225	-	402,983
	2013	390,322	-	-	12,803	-	-	403,125

1 Retired 28 November 2013

2 Appointed 29 November 2013

3 Resigned 12 July 2013

4 Appointed as Acting Managing Director 12 July 2013

5 Appointed 29 November 2013

6 Includes changes in accruals for annual leave

7 This pertains to the movements in long service leave provision

10.	Remuneration Report (audited) (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2014.

		Short term			Post employment	Long term benefits	Share-based payment
Other key management personnel		Salary and fees[4] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[5] $	Options $	Total $	Options Remune-ration %
Paul Dixon [1]	2014	-	-	-	-		-	-	-
	2013	36,314	-	-	-			36,314	-
Fleur Lankesheer	2014	167,642	-	-	24,314	1,790	5,722	199,468	2.9
	2013	172,698	4,000	-	17,320		-	194,018	-
Leslie Tillack	2014	140,828	5,4843	-	12,450	3,997	11,444	174,203	6.57
	2013	125,349	14,640	-	12,599		-	152,588	-
Blair Lucas	2014	45,727	-	-	-		-	45,727	-
	2013	18,406	-	-	-		-	18,406	-
Lee Horobin	2014	104,089	-	-	-		-	104,089	-
	2013	73,626	-	-	-		-	73,626	-
Keith Dredge[2]	2014	154,286	-	-	22,265	212	7,635	184,398	4.1
	2013	-	-	-	-		-	-	-
Total - Other key management personnel	2014	612,572	5,484	-	59,029	5,999	24,801	707,885	-
	2013	426,393	18,640	-	29,919	-	-	474,952	-

1 Resigned 12 October 2012

2 Commenced 19 August 2013

3 Incentive bonus granted on 9 December 2013 based on the achievement of certain non-financial objectives. 100% of the bonus vested and was paid in the 2014 financial year. The bonus paid to Leslie Tillack represents 20% of the available bonus.

4 Includes changes in accrual for annual leave

5This pertains to the movements in long service leave provision

10.	Remuneration Report (audited) (cont’d)

C. Service Agreements

The Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods; and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

F Lankesheer, Director of Business Development and Legal

●	Term of agreement – unlimited, capable of termination on notice of 12 weeks.
●	Base salary, inclusive of superannuation, of $204,095, last reviewed on 17 July 2014

L Tillack, Chief Executive Officer - PharmaSynth

●	Term of agreement – unlimited, capable of termination on notice of 26 weeks.
●	Base salary, inclusive of superannuation, of $175,200, last reviewed on 17 July 2014
●	Short term incentive per annum, of an amount of 2% of salary pool and variable bonuses based on the achievement of certain financial and non-financial operational objectives

B Lucas, Company Secretary

●	Term of consultancy agreement – variable depending on completion of projects
●	Consulting fees paid on an monthly rate
●	No allowance for a termination payment

L Horobin, GM Finance

●	Term of consultancy agreement – variable depending on completion of projects
●	Consulting fees paid on an monthly rate
●	No allowance for a termination payment

H Tang, Managing Director PharmaSynth

●	Term of agreement – unlimited, capable of termination on notice of 4 weeks
●	Base salary, inclusive of superannuation, of $215,869, paid at a pro-rata rate of .8FTE, last reviewed on 17 July 2014
●	Short term incentive per annum, of an amount equal to 30% of the base salary (plus superannuation) based on the achievement of the strategic and operational objectives

K Dredge, Director of Drug Development

●	Term of agreement – unlimited, capable of termination on notice of 12 weeks.
●	Base salary, inclusive of superannuation, of $204,095 last reviewed on 17 July 2014

D. Share-Based Payments

During the 2014 financial year the following options were granted and vested with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

There were 230,000 options granted to key management personnel during the 2014 financial year.

10.	Remuneration Report (audited) (cont’d)

D. Share-Based Payments (cont’d)

Table 3: Number of options granted and vested at end of financial year for KMP

	Grant date	Expiry date	No. of options granted	No. of options vested	% options vested
F. Lankesheer	1-January-2011	1-January-2016	30,000	30,000	100%
F. Lankesheer	1-April-2014	1-April-2018	10,000	10,000	100%
F. Lankesheer	1-April-2014	1-January-2018	20,000	-	0%
F. Lankesheer	1-April-2014	1-October-2018	20,000	-	0%
L. Tillack	1-April-2014	1-April-2018	20,000	20,000	100%
L. Tillack	1-April-2014	1-January-2018	40,000	-	0%
L. Tillack	1-April-2014	1-October-2018	40,000	-	0%
K. Dredge	19-August-2013	25-September-2018	30,000	30,000	100%
K. Dredge	1-April-2014	1-April-2018	10,000	10,000	100%
K. Dredge	1-April-2014	1-January-2018	20,000	-	0%
K. Dredge	1-April-2014	1-October-2018	20,000	-	0%

The following table summarises the value of options granted, exercised or expired during the 2014 financial year to directors and key management personnel.

	Value of options granted during the year $	Value of options exercised during the year $	Value of options expired during the year $
F Lankesheer	$5,722	-	-
L. Tillack	$11,444	-	-
B. Lucas	-	-	-
L. Horobin	-	-	-
K. Dredge	$7,635	-	-

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

Fair value of options granted

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options issued in 2014:

2014
Expected volatility	43%
Risk-free rate average	3.40%
Expected life average (years)	4.4
Dividend yield	-
Weighted average exercise price ($)	1.31
Share price at grant date ($)	1.03 to 1.07

10.	Remuneration Report (audited) (cont’d)

Fair value of options granted (cont’d)

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

E. Key Management Personnel Equity Holdings

Option holdings of key management personnel

	Balance at beginning of period	Granted as remuner- ation	Options forfeited	Options expired	Balance at end of period	At 30 June 2014
Directors	1 July 2013				30 June 2014	Total Vested	Total Non-Vested
WJ Jiang[1]	-	-	-	-	-	-	-
S. B. James[2]	-	-	-	-	-	-	-
H. Tang	-	-	-	-	-	-	-
I.S. Arulampalam	-	-	-	-	-	-	-
H. Chang[3]	-	-	-	-	-	-	-

Executives
F. Lankesheer	30,000	50,000	-	-	80,000	40,000	40,000
L. Tillack	-	100,000	-		100,000	20,000	80,000
B. Lucas	-	-	-	-	-	-	-
L. Horobin	-	-	-	-	-	-	-
K. Dredge[4]	-	80,000	-	-	80,000	40,000	40,000
Total	30,000	230,000	-	-	260,000	100,000	160,000

1 Resigned 12 July 2013

2 Retired 28 November 2013

3 Appointed 29 November 2013

4 Commenced 19 August 2013

Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 13	On exercise of options	Net change other	Balance 30 June 14

Directors
WJ Jiang[1]	483,800	-	(483,800)	-
S. B. James[2]	-	-	-	-
H. Tang	64,354	-	53,000	117,354
I. S. Arulampalam	-	-	40,000	40,000
H. Chang[3]	-	-	-	-
Executives
F. Lankesheer	-	-	-	-
L. Tillack	-	-	-	-
B. Lucas	-	-	-	-
L. Horobin	-	-	-	-
K. Dredge[4]
Total	548,154	-	(390,800)	157,354

1 Resigned 12 July 2013

2 Retired 28 November 2013

3 Appointed 29 November 2013

4 Commenced 19 August 2013

END – Remuneration Report

11.	Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12.	Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

13.	Rounding

For the year ended 30 June 2014 amounts contained in this report and in the financial report have been rounded to the nearest dollar.

14.	Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors and officers in respect of certain liabilities incurred while acting as a director of any group company. During the financial year, the company paid a premium in respect of a contract insuring the directors of the company, the company secretary, and all executive officers of the company against a liability incurred as a director, company secretary or executive officer to the extent permitted by the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium. No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.	Auditor Independence and Non-audit Services

A copy of the Company’s auditors’ independence declaration is set out on page 20.

Non-audit services

The following non-audit services were provided by the entity’s auditor, BDO. These costs were included in the board approved budget. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised.

During the year, the company received non-audit services from BDO in relation to Tax consultancy services.

BDO received or are due to receive the following amounts for the provision of non-audit services:

$
Tax related services	53,917
53,917

16.	Proceedings on behalf of the company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purposes of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

17.	Shares under option

Unissued ordinary shares of Progen Pharmaceuticals Limited under option at the date of this report are as follows:

Number of Options	Exercise Price	Grant date	Expiry Date
90,000	$0.29	1 January 2011	1 January 2016
1,000,000	$0.30	15 March 2013	13 March 2016
30,000	$0.21	19 August 2013	25 September 2013
142,800	$1.20	1 April 2014	1 April 2018
285,600	$1.30	1 April 2014	1 Jan 2018
282,800	$1.50	1 April 2014	1 Oct 2018

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

No shares were issued on exercise of options during the year.

Signed in accordance with a resolution of the directors.

I. Arulampalam	H. Tang
Chairman	Director

Date: 25 August 2014	Date: 25 August 2014

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek St Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Australia

DECLARATION OF INDEPENDENCE BY ALBERT LOOTS TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LIMITED

As lead auditor of Progen Pharmaceuticals Limited for the year ended 30 June 2014, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.	No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Progen Pharmaceuticals Limited and the entities it controlled during the period.

A S Loots

Director

BDO Audit Pty Ltd

Brisbane, 25 August 2014

Progen Pharmaceuticals Limited

Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2014

	Note
		Consolidated
		2014	2013
		$	$

REVENUE	4 (a)	5,753,570	3,510,103

COST OF SALES
Cost of Sales		2,591,968	2,272,807

Gross profit		3,161,602	1,237,296

Other income	4 (b)	694,888	858,987

EXPENSES
Research and development expenses		1,394,409	940,161
Manufacturing facility expenses		2,103,622	1,240,079
Administrative and corporate expenses		2,141,309	1,755,249
Other expenses	4 (g)	24,095	252,928
		5,663,435	4,188,417

LOSS BEFORE INCOME TAX EXPENSE		(1,806,945)	(2,092,134)

PROVISION FOR INCOME TAX	6	-	-

NET LOSS FOR YEAR		(1,806,945)	(2,092,134)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit and loss
Foreign currency translation		(178)	(244)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		(1,807,123)	(2,092,378)
Basic and diluted loss per share (cents per share)	7	(3.3)	(7.5)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Financial Position

As at 30 June 2014

	Note	Consolidated
		2014	2013
		$	$
ASSETS
Current Assets
Cash and cash equivalents	9	2,981,215	1,447,774
Held-to-maturity investments	9	2,615,000	7,115,000
Trade and other receivables	10	3,147,934	1,577,693
Prepayments and other current assets		334,578	145,348
Total Current Assets		9,078,727	10,285,815

Non-current Assets
Other assets		24,400	13,000
Prepayments		25,998	60,663
Plant and equipment	11	539,095	195,160
Total Non-current Assets		589,493	268,823

TOTAL ASSETS		9,668,220	10,554,638

LIABILITIES
Current Liabilities
Trade and other payables	13	1,028,815	426,044
Provisions	14	576,001	242,895
Total Current Liabilities		1,604,816	668,939

Non-current Liabilities
Provisions	14	49,482	163,188
Total Non-current Liabilities		49,482	163,188

TOTAL LIABILITIES		1,654,298	832,127

NET ASSETS		8,013,922	9,722,511

EQUITY
Contributed equity	15	158,320,862	158,320,862
Reserves	16	3,696,454	3,598,098
Accumulated losses	16	(154,003,394)	(152,196,449)

TOTAL EQUITY		8,013,922	9,722,511

The above statement of financial position should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2014

	Contributed Equity
Consolidated	Number of ordinary shares	Amount $	Accumulated losses $	Other reserves $	Foreign currency translation $	Total $

At 1 July 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
Loss for the year			(2,092,134)			(2,092,134)
Other Comprehensive Income	-	-	-	-	(244)	(244)
Total Comprehensive Income for the year	-	-	(2,092,134)	-	(244)	(2,092,378)
Transactions with owners in their capacity as owners:
Rights issue	24,709,097	5,188,910	-	-	-	5,188,910
Share placement	5,867,121	1,232,095	-	-	-	1,232,095
Transaction costs on issue of shares	-	(317,737)	-	-	-	(317,737)
Share-based payments to employees	-	-	-	(7,395)	-	(7,395)
Share-based payments to underwriter	-	-	-	46,014	-	46,014
At 30 June 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511

At 1 July 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511
Loss for the year	-	-	(1,806,945)	-	-	(1,806,945)
Other Comprehensive Income	-	-	-	-	(178)	(178)
Total Comprehensive Income for the year	-	-	(1,806,945)	-	(178)	(1,807,123)
Transactions with owners in their capacity as owners:
Share-based payments to employees	-	-	-	98,534	-	98,534
At 30 June 2014	55,285,315	158,320,862	(154,003,394)	3,625,905	70,549	8,013,922

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Cash Flows

For the year ended 30 June 2014

	Note	Consolidated
		2014	2013
		$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		4,413,443	2,736,034
Payments to suppliers, employees and others		(7,761,105)	(6,255,931)
Research and development income tax refund received		613,503	723,278
Interest received		241,069	241,358
Finance costs		(5,384)	(5,115)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(2,498,474)	(2,560,376)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (Purchase) of short term investments		4,500,000	(3,926,312)
Purchase of plant and equipment	11	(467,907)	(49,318)
Proceeds from sale of plant and equipment		-	300
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		4,032,093	(3,975,330)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from rights issue		-	5,188,910
Proceeds from share placement		-	1,232,095
Transaction costs from shares issuance		-	(271,723)
NET CASH FLOWS FROM FINANCING ACTIVITIES		-	6,149,282
NET INCREASE (DECREASE) IN CASH HELD		1,533,619	(386,424)
Net foreign exchange differences		(178)	(244)
Cash and cash equivalents at beginning of period		1,447,774	1,834,442
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	2,981,215	1,447,774

The above statement of cash flows should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

1.	CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2014 was authorised for issue in accordance with a resolution of the directors on 25 August 2014.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market. The nature of the operations and principal activities of the Group are described in Note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for 30 June 2014 reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

For the year ended 30 June 2014 the Group opted to substitute a lower amount (“the Lower Prescribed Amount”) in the presentation of the financial report and the directors report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Statement of compliance

The consolidated financial statements of the Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Historical cost convention

The financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Authorisation of financial report

The financial report was authorised for issue on 25 August 2014.

New accounting standards and interpretations

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2014 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New standards and interpretations issued but not yet effective

Australian Accounting Standards (including IFRS not yet issued as Australian Accounting Standards) that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2014.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 and 2012-6 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2017 and completes phase I of the IASB's project to replace IAS 39 (being the international equivalent to AASB 139 'Financial Instruments: Recognition and Measurement'). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any 'recycling' of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2017 but the impact of its adoption is yet to be assessed by the Group.

IFRS 15 Revenue from Contracts with Customers

This standard establishes a single revenue recognition framework and supersedes IAS 11 Construction Contracts, IAS 18 Revenue, Interpretation 13 Customer Loyalty Programmes, Interpretation 15 Agreements for the Construction of Real Estate, Interpretation 18 Transfers of Assets from Customers, and Interpretation 131 Revenue – Barter Transaction Involving Advertising Services. This standard is applicable to annual reporting periods beginning on or after 1 January 2017, with early adoption permitted once approved by the AASB in Australia. Under the new standard, an entity should recognise revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Hence, the revenue will be recognised when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently in IAS 18 Revenue. This new standard requires the use of either method using retrospective application to each reporting period in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, or retrospective application with the cumulative effect of initially applying IFRS 15 recognised directly in equity. The Group is currently assessing the impact of this standard.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 5.

Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of consolidation (cont’d)

asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet respectively.

Investments in subsidiaries held by the Group are accounted for at cost in the separate financial statements of the parent entity.

Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Revenue recognition

The Group recognises contract manufacturing services revenue by reference to the stage of completion. This is based on the actual costs incurred to date as a percentage of total actual and estimated costs to complete. Should the actual costs to complete differ from the estimated costs to complete this may impact the revenue and related assets recognised at balance date.

Revenue recognition – refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases – refer note 4 and note 18

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents / held to maturity investments – refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments – refer note 9

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2014 restricted term deposits totalling $24,400 (2013: $13,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables – refer note 10

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of the parent is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at the relevant balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax – refer note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

●

when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

●

when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

●

when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●

when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax – refer note 6 (cont’d)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

●

when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment – refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment                       5 to 10 years

Office furniture and equipment     3 to 10 years

Leasehold improvements               3 to 6 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

 (i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Trade and other payables – refer note 13

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions – refer note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

 (ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions – refer note 12

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 12. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity – refer note 15

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Earnings per share – refer note 7

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

●	costs of servicing equity;
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares;
●	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
●

other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Operating segments – refer note 3

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

3.	OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision maker) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $2,464,787 (2013: $1,481,155), and the total revenue from external customers in other countries is $3,288,783 (2013: $2,028,948). Segment revenues are allocated based on the country in which the customer is located. Revenues of $1,139,299 (2013: $814,982) were derived from a single external customer in Australia. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2014 and 2013.

Operating segments	Research & Development	Manufacturing	Total
2014	$	$	$

Operating revenue
Sales to external customers	-	5,410,951	5,410,951
Total segment revenue	-	5,410,951	5,410,951

Unallocated revenues
License fee income	-	-	120,000
Interest income	-	-	222,619
Total revenue			5,753,570

Segment result	(780,906)	715,361	(65,545)

Corporate and administrative costs (includes unallocated other income)			(1,477,773)
Other expenses			(263,627)
Operating loss			(1,806,945)

Assets
Segment assets	99,881	3,575,150	3,675,031
Cash, cash equivalents and held to maturity investments			5,596,215
Other assets			396,974
Total assets			9,668,220

Liabilities
Segment liabilities	228,453	666,302	894,755
Unallocated liabilities			759,543
Total liabilities			1,654,298
Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3,614	453,245	456,859
Unallocated acquisition of property, plant & equipment, and other non-current assets			157,380
Depreciation and amortisation	31,558	87,391	118,949
Unallocated depreciation and amortisation			151,355

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

3.     OPERATING SEGMENTS (cont’d)

Operating segments	Research & Development	Manufacturing	Total
2013	$	$	$

Operating revenue
Sales to external customers	-	2,816,281	2,816,281
Total segment revenue	-	2,816,281	2,816,281

Unallocated revenues
License fee income	-	-	500,000
Interest income	-	-	193,822
Total revenue			3,510,103

Segment result	(216,884)	(696,604)	(913,488)

Corporate and administrative costs (includes unallocated other income)			(884,664)
Other expenses			(293,982)
Operating loss			(2,092,134)
Assets
Segment assets	74,477	1,635,544	1,710,021
Cash, cash equivalents and held to maturity investments			8,562,774
Other assets			281,843
Total assets			10,554,638

Liabilities
Segment liabilities	86,607	252,692	339,299
Unallocated liabilities			492,828
Total liabilities			832,127
Other segment information
Acquisition of property, plant & equipment, and other non-current assets	14,757	27,290	42,047
Unallocated acquisition of property, plant & equipment, and other non-current assets			7,271
Depreciation and amortisation	42,072	91,474	133,546
Unallocated depreciation and amortisation			5,373

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

4.	REVENUE AND EXPENSES

	Consolidated
	2014	2013
	$	$
(a) Revenue
Manufacturing services revenue	5,410,951	2,816,281
License fee revenue	120,000	500,000
Interest revenue	222,619	193,822
Total revenue from continuing operations	5,753,570	3,510,103

(b) Other income
Research and development tax refund	613,503	723,278
Other	81,385	135,709
Total other income	694,888	858,987

(c) Depreciation, amortisation and foreign exchange differences
Depreciation	270,304	138,919
Net foreign exchange loss/ (gain)	14,547	(13,679)

(d) Lease payments
Minimum lease payments – operating leases	152,279	115,019

(e) Employee benefit expenses
Wages and salaries	2,640,236	989,078
Long service leave provision	30,090	28,541
Share-based payment expense	98,534	(7,395)

(f) Finance costs
Bank charges	5,384	5,115

(g) Other expenses
Bad debt expense	24,095	252,928

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

5.	PARENT ENTITY DISCLOSURE

Parent entity information required to be disclosed in accordance with the Corporations Act 2001:

	Parent
	2014	2013
	$	$

Current assets	8,767,187	10,108,140
Total assets	8,805,916	10,168,788
Current liabilities	775,761	295,632
Total liabilities	794,605	436,411
Shareholders’ equity
Contributed equity	158,320,862	158,320,862
Options reserve	3,625,905	3,527,371
Accumulated losses	(153,935,456)	(152,115,856)
	8,011,311	9,732,377

Net loss for the year	(1,819,600)	(2,339,807)
Total comprehensive income	(1,819,600)	(2,339,807)

The parent entity has no contingent assets, contingent liabilities or contractual commitments relating to the purchase of property, plant or equipment.

6.	INCOME TAX

	Consolidated
	2014	2013
	$	$

The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(726,135)	(844,624)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	33,700	1,048
Foreign tax rate adjustment	(108,542)	(111,189)
Under/ over provision	98,195	(82,418)
Deferred tax assets not recognised	(702,782)	1,037,183
Income tax benefit	-	-

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

6.      INCOME TAX (cont’d)

	2014	2013
	$	$

Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(2,665)	(8,202)
Work in progress	(632,763)	(222,353)
Prepayment and other asset	(740)	(532)
Other	-	(2,940)

Deferred tax assets
Bad debts provision	116,076	119,149
Unearned revenue	56,899	7,050
Sundry creditors and accruals	71,913	36,040
Depreciation	97,522	115,135
Employee entitlements	105,145	83,225
Make good obligation	82,500	38,600
Share issue costs, legal and management consulting fees	87,515	134,311
Patent costs	106,211	141,448
Losses available for offset against future taxable income	49,479,322	48,875,861
Deferred tax asset	49,566,935	49,316,792
Net deferred tax asset not recognised	(49,566,935)	(49,316,792)
Net deferred income tax assets	-	-

The benefit of the deferred tax asset will only be obtained if:

(i)	future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $153,612,141 (2013: $151,322,342) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The Company has US federal and state net operating loss carry-forwards of approximately US$8,296,000 (2013: US$8,296,000) and US$63,000 (2013: US$63,000), which have a carry forward period between 2028 – 2029 and are available for a maximum of 20 years, subject to a continuity of ownership test.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

7.	EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2014	2013
	$	$

Loss used in calculating basic and diluted loss per share	(1,806,945)	(2,092,134)

	Number of Shares	Number of Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	55,285,315	27,895,773

Basic and diluted earnings/(loss) per share (cents per share)	(3.3)	(7.5)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 1,831,200 (2013: 1,090,000) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8.	DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9.	CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	Consolidated
	2014	2013
Cash and cash equivalents	$	$

Cash at bank and on hand	1,981,215	447,774
Short-term deposits	1,000,000	1,000,000
Cash and cash equivalents	2,981,215	1,447,774

	Consolidated
	2014	2013
	$	$
Held to maturity investments

Term deposit (> than 3 months maturity)	2,615,000	7,115,000
	2,615,000	7,115,000

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS (cont’d)

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Held to maturity investments are made for periods of 3 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates.

	Consolidated
	2014	2013
	$	$
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(1,806,945)	(2,092,134)
Adjustments for:
Depreciation	270,304	138,919
Share options expensed	98,534	(7,395)
Loss on disposal of plant and equipment	-	5,402

Changes in operating assets and liabilities
(Increase)/Decrease in trade and other receivables	(1,570,241)	259,422
(Increase)/Decrease in prepayments and other assets	(165,965)	6,253
Increase /(Decrease) in trade and other payables	602,771	(929,634)
Increase in provisions	73,068	58,791
Net cash used in operating activities	(2,498,474)	(2,560,376)

10.	TRADE AND OTHER RECEIVABLES

Current	Consolidated
	2014	2013
	$	$
Trade receivables	957,583	696,948
Other receivables (i)	2,577,271	1,277,910
Provision for impairment of receivables (a)	(386,920)	(397,165)
Total current trade and other receivables	3,147,934	1,577,693

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance includes accrued sales not yet billed which account for $1,936,362 (2013: $741,175).

(a) Impaired trade and other receivables

As at 30 June 2014 current trade and other receivables of the group with a nominal value of $386,920 (2013: $397,165) were impaired. The amount of the impairment recognised in the 2014 year was $24,095 (2013: $252,928). The individually impaired receivables mainly relate to expenses paid on behalf of the group’s associate, EPI Pharmaceuticals Inc. The impairment provision in 2013 includes the withholding tax on milestone payments from licensee, Medigen Biotechnology Co (Taiwan).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

10. TRADE AND OTHER RECEIVABLES (Cont’)

a) Impaired trade and other receivables (cont’d)

The ageing of trade receivables is as follows:

	Consolidated
	2014	2013
	$	$
1 to 3 months	957,583	666,948
3 to 6 months	-	30,000
Over 6 months	-	-
	957,583	696,948

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2014	2013
	$	$
At 1 July	397,165	452,745
Provision for impairment recognised during the year	24,095	252,928
Receivables written off during the year as uncollectible	(34,340)	(308,508)
Unused amount reversed	-	-
At 30 June	386,920	397,165

The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2014, trade receivables of $634,555 (2013: $30,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2014	2013
	$	$
Up to 3 months	634,555	-
3 – 6 months		30,000
over 6 months	-	-
	634,555	30,000

Based on the credit history, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables.

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Concentration of credit risk

The Group’s concentration of credit risk relates to its receivable from Zensun of $363,981 (2013: nil), Zoetis Group of $325,808 (2013: $488,185), and Medigen Biotechnology Co (Taiwan) amounting to $267,794 (2013: $160,696).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

11.	NON-CURRENT ASSETS - PLANT & EQUIPMENT

			Consolidated
	1 July 2013	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2014
	$	Adjustment	$	$	$	$	$
Plant & equipment
At cost	4,566,666	-	104,884	-	-	-	4,671,550
Accumulated depreciation	(4,392,531)	-	-	-	(87,582)	-	(4,480,113)
	174,135	-	104,884	-	(87,582)	-	191,437

Office equipment
At cost	146,479	-	24,101	-	-	-	170,580
Accumulated depreciation	(125,454)	-	-		(15,090)	-	(140,544)
	21,025	-	24,101	-	(15,090)	-	30,036

Leasehold improvements
At cost	637,154	-	485,254	(911)	-	-	1,121,497
Accumulated depreciation	(637,154)	-	-	911	(167,632)	-	(803,875)
	-	-	485,254	-	(167,632)	-	317,622
TOTAL	195,160	-	614,239	-	(270,304)	-	539,095

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

			Consolidated
	1 July 2012	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2013
	$	Adjustment	$	$	$	$	$
Plant & equipment
At cost	4,536,120	-	30,546	-	-	-	4,566,666
Accumulated depreciation	(4,268,951)	-	-	-	(123,580)	-	(4,392,531)
	267,169	-	30,546	-	(123,580)	-	174,135

Office equipment
At cost	130,610	-	18,772	(33,450)	-	-	115,932
Acquisition of assets	28,738	-	-	-	-	-	28,738
Translation adjustment	1,809	-	-	-	-	-	1,809
Accumulated depreciation	(137,863)	-	-	27,748	(15,339)	-	(125,454)
	23,294	-	18,772	(5,702)	(15.339)	-	21,025

Leasehold improvements
At cost	637,154	-	-	-	-	-	637,154
Accumulated depreciation	(637,154)	-	-	-	-	-	(637,154)
	-	-	-	-	-	-	-
TOTAL	290,463	-	49,318	(5,702)	(138,919)	-	195,160

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

12.	SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting.

Options granted to Company employees are issued under the Employee Plan. Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period of the most recent options granted during the year ranges from immediate to 18 months of service from the grant date.

At 30 June 2014 there were 831,200 (2013:90,000) options under the employee option plan.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

At 30 June 2014 no options under the consultants’ option plan were outstanding (2013: nil).

(c) Mercer Capital options

Under the terms of the Underwriting Agreement dated 15 March 2013, Progen issued Mercer Capital 1,000,000 unlisted options (“Options”) on 22 May 2013 as part of the Rights Issue underwriting fee. The options have an exercise price of $0.30 and expire on 13 March 2016. The grant date fair value of each option was $0.05.

At 30 June 2014 there were a total of 1,000,000 (2013: 1,000,000) unlisted options over shares issued to Mercer Capital.

The following table summarises information about all options outstanding at 30 June 2014:

2014
Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	1 Jan 2011	1 Jan 2016	$0.29	90,000	-	-	-	90,000	90,000
2	15 Mar 2013	13 Mar 2016	$0.30	1,000,000	-	-	-	1,000,000	1,000,000
3	19 Aug 2013	25 Sep 2018	$0.21	-	30,000	-	-	30,000	30,000
4	1 Apr 2014	1 Apr 2018	$1.20	-	142,800	-	-	142,800	142,800
5	1 Apr 2014	1 Jan 2018	$1.30	-	285,600	-	-	285,600	-
6	1 Apr 2014	1 Oct 2018	$1.50	-	282,800	-	-	282,800	-
				1,090,000	741,200	-	-	1,831,200	1,262,800
Weighted average exercise price				0.30	1.31	-	-	0.71	0.40
Weighted average share price at date of exercise				-	-	-	-	-	-

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

12. SHARE BASED PAYMENTS (cont’d)

2013
Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	14 Sep 2007	13 Sep 2012	$3.61	185,000[1]	-	-	(185,000)	-	-
2	1 Jan 2011	1 Jan 2016	$0.29	152,000	-	-	(62,000)	90,000	90,000
3	15 Mar 2013	13 Mar 2016	$0.30	-	1,000,000	-	-	1,000,000	1,000,000
				337,000	1,000,000	-	247,000	1,090,000	1,090,000
Weighted average exercise price				2.11	0.30	-	2.78	0.30	0.30
Weighted average share price at date of exercise						-

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.57 years (2013: 2.69 years).

Fair value of options granted

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options:

	2014	2013
Expected volatility	43%	42%
Risk-free rate average	3.40%	3.28%
Expected life average (years)	4.4	5
Dividend yield	-	-
Weighted average exercise price ($)	1.31	0.30
Share price at grant date ($)	1.03 to 1.07	0.22

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were $98,534 (2013 credits: $7,395).

13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	2014	2013
	$	$
Trade creditors (i)	359,696	177,774
Unearned revenue(ii)	189,664	23,500
Other creditors (iii)	479,455	224,770
	1,028,815	426,044

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $100,058 (2013: $29,349).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)     Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)    Unearned income mainly include payments received in advance for materials to be purchased in contract manufacturing projects from Medigen of $76,820 (2013: nil) and $85,134 from Zensun (2013: nil).

(iii)   Other creditors are non-interest bearing and have a term between 30 days and 12 months

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

14. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the company must restore its leased premises situated at Darra, Brisbane to its original condition at the end of the lease term. The company recognised $146,332 in the 2014 financial year to provide for the full estimated cost to restore the facility, i.e. $275,000.

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred.

	Consolidated
	2014	2013
	$	$
Make good provision	275,000	128,668

Employee benefits provision
Long service leave	187,275	157,184
Annual leave	163,208	120,231
	350,483	277,415
	625,483	406,083

Movement in provision

	Make good provision	Annual leave	Long service leave	Total
	$	$	$	$
Consolidated
At 1 July 2013	128,668	120,231	157,184	406,083
Arising during the year	146,332	206,954	30,091	382,517
Amortised		-	-	-
Utilised	-	(163,117)	-	(163,117)
At 30 June 2014	275,000	163,208	187,275	625,483

Current 2014	275,000	163,208	137,793	576,001
Non-current 2014	-	-	49,482	49,482
	275,000	163,208	187,275	625,483

Current 2013	-	120,231	122,664	242,895
Non-current 2013	128,668	-	34,520	163,188
	128,668	120,231	157,184	406,083

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

15. CONTRIBUTED EQUITY

	Consolidated
	2014	2013
	$	$
a) Issued and paid up capital
Ordinary shares fully paid	158,320,862	158,320,862

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

b) Movements in shares on issue	2014		2013
	Number of shares	Amount	Number of Shares	Amount
		$		$

Beginning of the financial year	55,285,315	158,320,862	24,709,097	152,217,594
Issued during the year:
-equity raised through rights entitlement offer (i)	-	-	24,709,097	5,188,910
-equity raised through private placement (ii)	-	-	5,867,121	1,232,095
-less transaction costs	-	-	-	(317,737)

End of the financial year	55,285,315	158,320,862	55,285,315	158,320,862

(i)

Shares allotted from rights entitlement offer announced on 16 April 2013 (“Rights Issue”), were issued on 22 May 2013 and all the transaction costs relate to these shares issued. The rights issue granted eligible shareholders at the record date to subscribe on the basis of one (1) fully paid ordinary share (1:1) in the company for every one (1) share held. The non-renounceable rights had an exercise price of $0.21.

(ii)	Shares allotted under the private placement announced on 27 May 2013, were issued on 29 May 2013. The shares had an exercise price of $0.21.

c) Share options

At 30 June 2014 there were a total of 1,831,200 (2013: 1,090,000) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i)	Employee and executive share incentive scheme

At 30 June 2014 there were a total of 831,200 (2013: 90,000) unissued ordinary shares in respect of which options were outstanding

(ii)	Options issued to Mercer Capital

As part of the terms of the underwriting agreement on 15 March 2013, Progen issued Mercer Capital 1,000,000 options. The options were issued on 22 May 2013, are exercisable from grant date and have an exercise price of $0.30.

Refer to note 12 for more details on unlisted options.

d) Capital risk management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

16. ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated
	2014	2013
	$	$
Balance 1 July	(152,196,449)	(150,104,315)
Net loss	(1,806,945)	(2,092,134)
Balance 30 June	(154,003,394)	(152,196,449)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	Consolidated
Employee reserve	2014	2013
	$	$
Balance 1 July	3,527,371	3,488,752
Employee option expense	98,534	(7,395)
Mercer option expense	-	46,014
Balance 30 June	3,625,905	3,527,371

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Consolidated
Foreign currency translation reserve	2014	2013
	$	$
Balance 1 July	70,727	70,971
Foreign currency translation	(178)	(244)
Balance 30 June	70,549	70,727

Total Reserves	3,696,454	3,598,098

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, held- to maturity investments, trade and other receivables and trade and other payables.

The Group manages its exposure to key financial risks, including market risk (interest rate and currency risk) credit risk and liquidity risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

17.     FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Depending on cash flow, the Group may simply procure the required amount of foreign currency to mitigate the risk of future obligations.

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables, are current.

All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, it has a strong credit rating.

Refer note 10 for further details on trade and other receivables.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group’s overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

The table below reflects all financial liabilities as of 30 June 2014. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2014. The Group had no derivative financial instruments at 30 June 2014.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2014	2013
	$	$
1 year or less	1,028,815	426,044

Foreign currency risk

At 30 June 2014, the Group held US$149,923 (2013: US$149,574) in cash deposits.

At 30 June 2014, the Group had the following exposure to US$ currency shown in AU$:

	Consolidated
	2014	2013
	$	$
Financial assets
Cash and cash equivalents	158,834	163,541
Financial liabilities
Trade and other payables	100,058	29,349
Net exposure	58,776	134,192

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

At 30 June 2014, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2014	2013	2014	2013
	$	$	$	$
Consolidated
AUD/USD + 10% (2013: +10%)	(5,343)	(12,199)	(5,343)	(12,199)
AUD/USD -10% (2013: - 10%)	6,531	14,910	6,531	14,910

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $2,981,215 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $2,615,000 are made for varying periods of between three to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2014.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2014, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2014	2013	2014	2013
	$	$	$	$

Consolidated
+ 0.5% / 50 basis points (2013: + 1.0%)	27,981	85,628	27,981	85,628
- 1.0% / 100 basis points (2013: - 1.0%)	(55,962)	(85,628)	(55,962)	(85,628)

The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and held to maturity investments. Policy stipulates the type of investment able to be made. The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

				Total carrying	Weighted
Consolidated				amount as per	average
			More	the statement	effective
	6 months	6 to 12	than 12	of financial	interest
	or less	months	months	position	rates
Financial instruments 2014	$	$	$	$	%

Consolidated financial assets
Cash and cash equivalents	1,981,215	-	-	1,981,215	0.0%
Held-to maturity investments	1,000,000	-	2,615,000	3,615,000	3.5%
Trade and other receivables	3,147,934	-	-	3,147,934	0.0%
Security deposit	-	-	24,400	24,400	3.4%
	6,129,149	-	2,639,400	8,768,549

Consolidated financial liabilities
Trade and other payables	1,028,815	-	-	1,028,815	0.0%
	1,028,815	-	-	1,028,815
Net maturity	5,100,334	-	2,639,400	7,739,734

				Total carrying	Weighted
				amount as per	average
			More	the statement	effective
Financial instruments 2013	6 months	6 to 12	than 12	of financial	interest
	or less	months	months	position	rates
	$	$	$	$	%

Consolidated financial assets
Cash and cash equivalents	1,447,774	-	-	1,447,774	4.0%
Held-to maturity investments	3,000,000	-	4,115,000	7,115,000	4.3%
Trade and other receivables	1,577,693	-	-	1,577,693	0.0%
Security deposit	-	-	13,000	13,000	4.1%
	6,025,467	-	4,128,000	10,153,467
Consolidated financial liabilities
Trade and other payables	426,044			426,044
	426,044	-	-	426,044	0.0%
Net maturity	5,599,423	-	4,128,000	5,599,423

18.	EXPENDITURE COMMITMENTS

	Consolidated
	2014	2013
	$	$
Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
Total not later than one year	12,250	143,535
- later than one and not longer than five years:	697	11,961
- aggregate lease expenditure contracted for at balance date	12,947	155,496

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

19.	EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated
	2014	2013
	$	$
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	117,741	65,777
Provisions (current)	301,001	242,895
Provisions (non-current)	49,482	34,520
	468,224	343,192

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The Group contributed $289,314 on behalf of employees to superannuation funds (considered a related party) for the year ended 2014 (2013: $159,782).

20.	CONTINGENT LIABILITIES AND ASSETS

There are no contingent liabilities or contingent assets at 30 June 2014 that require disclosure in the financial report.

21.     SUBSEQUENT EVENTS

Interim Phase III results for PI-88

On 28 July 2014, Medigen Biotechnology Corp. announced the results of the interim analysis carried out on the Phase III PATRON clinical trial for PI-88. The interim analysis results indicated that PI-88 did not meet the primary endpoint of Disease Free Survival, and that further analysis of the data will be conducted by an independent medical imaging company in the US, BioClinica. It is now expected that this analysis by BioClinica of the patient’s CT and magnetic resonance data will be conducted by the end of the year, and will be an important reference for the efficacy of PI-88.

Medigen is continuing with the PI-88 Phase III PATRON clinical trial. Medigen is expecting to complete the final analysis on the total targeted recurrent 218 patients in 2015 which encompasses a review of both the primary and secondary endpoints. The primary and secondary efficacy endpoints for the Phase III PATRON clinical trial for PI-88 are:

1.	Disease Free Survival;
2.	Time To Recurrence;
3.	Tumour Recurrence Rate; and
4.	Overall Survival.

The outcome of the PI-88 PATRON Phase III trial will affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

22. AUDITORS’ REMUNERATION

	Consolidated
	2014	2013
	$	$
(a) Amounts received or due and receivable by BDO for:
Audit or review of the financial reports of the entity
- The Australian financial reports of the entity	55,000	52,105

(b) Amounts received or due and receivable by PKF O’Connor Davies for:
Audit or review of the financial reports of the entity
- The US financial report of the entity	28,000	23,000
	83,000	75,105

(c) Other non-audit services in relation to the entity[1]	53,917	49,779

(d) Other audit services performed by other auditor[2]	3,605	-

	140,522	124,884

1 Non-audit services received from BDO for tax services

2 During the year, the Group received audit services from Ernst & Young in relation to the re-issuance of 2013 auditor’s opinion as required under the US 20-F annual reporting purposes.

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Remuneration of directors and other key management personnel

	2014	2013
	$	$
Short term benefits	1,004,699	835,355
Long term benefits	6,224	-
Post-employment benefits	75,144	42,722
Share-based payments	24,801	-
Termination payments	-	-
Total key management personnel compensation	1,110,868	878,077

(b) Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

Name	Country	% Equity Interest
	of Incorporation	2014	2013

Progen Pharmaceuticals Inc.	United States	100	100
PharmaSynth Pty Ltd	Australia	100	100

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c) Associates

The Group has a 43% interest in EPI Pharmaceuticals Inc. (2013: 43%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group (2013: nil).

Summarised financial information of EPI Pharmaceuticals Inc.

	Assets	Liabilities	Revenue	Loss
	$	$	$	$
2014	-	420,772	-	24,048
2013	-	411,179		102,168

There were no expenditure commitments contracted for at balance date that were payable but not provided for by the associate. There are no known contingent liabilities. The liabilities are an intercompany loan and the loss is accumulated operating expenses.

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek St Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Australia

Directors’ Declaration

The directors of the company declare that:

1.

The financial statements, comprising the statement of comprehensive income, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

a.	comply with Accounting Standards and the Corporations Regulations 2001; and

b.	give a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date.

2.	The company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.	In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

4.

The remuneration disclosures included in paragraphs pages 9 to 15 of the directors’ report (as part of audited Remuneration Report), for the year ended 30 June 2014, comply with section 300A of the Corporations Act 2001.

5.	The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

On behalf of the directors

I. Arulampalam	H. Tang
Chairman	Director

Date: 25 August 2014	Date: 25 August 2014

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek St Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as at 30 June 2014, the statement profit or loss and other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek St Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Australia

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

Opinion

In our opinion:

(a)	the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 10 to 17 of the directors’ report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2014 complies with section 300A of the Corporations Act 2001.

BDO Audit Pty Ltd

A S Loots

Director

Brisbane, 25 August 2014